UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

CALYPTE BIOMEDICAL CORPORATION
(Name of Issuer)

COMMON STOCK $.03 PAR VALUE
(Title of Class of Securities)

131722100
(CUSIP Number)

Walter G. Van Dorn, Jr., Esq.
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281
(212) 912-7400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages)

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100	SCHEDULE 13D/A	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Marr Technologies BV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
	(see instructions)	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 125,137,698
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 125,137,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,137,698 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
30.4% (see Item 5)

14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D/A	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Marr Technologies NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
	(see instructions)	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
AF (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 125,137,698
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 125,137,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,137,698 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
30.4% (see Item 5)

14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D/A	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Marr Technologies Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
	(see instructions)	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
AF (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 125,137,698
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 125,137,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,137,698 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
30.4% (see Item 5)

14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D/A	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Marr Group Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
	(see instructions)	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
AF (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 125,137,698
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 125,137,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,137,698 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
30.4% (see Item 5)

14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D/A	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Marat R. Safin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
	(see instructions)	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
AF and PF (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 330,000 (see Item 5)
	8.	SHARED VOTING POWER 125,137,698
	9.	SOLE DISPOSITIVE POWER 330,000 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 125,137,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,467,698 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
30.4% (see Item 5)

14.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 131722100	SCHEDULE 13D/A	Page 7 of 12 Pages

Statement for Schedule 13D

This Amendment No. 6 to Schedule 13D relates to the common stock, $0.03 par value per share, (the “Common Stock”) of Calypte Biomedical Corporation, a Delaware corporation (the “Company”).  This Amendment No. 6 amends the initial statement on Schedule 13D (“Initial Statement”) filed with the Securities and Exchange Commission (“SEC”) on September 8, 2003 by Marr Technologies BV (“MTBV”) and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to the Initial Statement (“Amendments”) filed with the SEC on October 1, 2003, October 8, 2003, December 2, 2003, August 9, 2004 and October 10, 2006 respectively, by MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin.

The Initial Statement and the Amendments are amended as follows:

Item 1.                  Security and Issuer.

This Schedule 13D relates to the Common Stock of the Company.  The Company’s principal executive offices are located at 16290 S.W. Upper Boones Ferry Road, Portland, Oregon 97224.

Item 2.                  Identity and Background.

(a)
MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin (the “Joint Filers”) have been filing this schedule jointly pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Joint Filers have entered into a Joint Filing Agreement, dated August 1, 2004, appended to this Schedule 13D as Exhibit 1 by Amendment No. 4 to this Schedule 13D, filed August 9, 2004.  Pursuant to the Joint Filing Agreement, the Joint Filers have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

MTBV is a Netherlands corporation.

Marr Technologies NV, a Netherlands Antilles corporation, owns all outstanding equity securities of MTBV.

Marr Technologies Limited, a Mauritius corporation, owns all outstanding equity securities of Marr Technologies NV.

Marr Group Holdings Limited, a Mauritius corporation, owns all outstanding equity securities of Marr Technologies Limited.

Marat R. Safin, an individual, owns all outstanding equity securities of Marr Group Holdings Limited.

CUSIP No. 131722100	SCHEDULE 13D/A	Page 8 of 12 Pages

(b)	The business address and principal office of the Joint Filers is Strawinskylaan 1439, 1077XX, Amsterdam, The Netherlands.

(c)	The principal business of each of the Joint Filers is the technology business and investment in the technology sector.

(d)
During the past five years, none of the Joint Filers and, to the best of the respective corporate Joint Filers’ knowledge, none of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Joint Filers and, to the best of the respective corporate Joint Filers’ knowledge, none of their executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Marat R. Safin is a citizen of the United Kingdom.

The corporate Joint Filers last reported full Item 2 information for their directors in Amendment No. 3 to this Schedule 13D, filed December 2, 2003.  Since that time, the boards of directors of MTBV and Marr Technologies NV have not changed.  The boards of directors of Marr Technologies Limited and Marr Group Holdings Limited have changed, and both of these boards now include the following directors:

Name and Address	Principle Business	Citizenship

Marat R. Safin	Company Director	United Kingdom
45 Hertford Street
London W1J 7SN
United Kingdom

Janak K. Basnet	Company Director	United Kingdom
Lorne House North
Castletown, Isle of Man IM9 1AZ
British Isles

Jonathan Leonard Maukes Shaw	Barrister-at-Law	United Kingdom
"Blue Caillou"
Gilbert Staub Street
Calodyne, Grand Gaube
Mauritius

Kwong Chian Chee Swong	Accountant	Malaysia
27, Dr. Edouard Laurent Street
Port Louis
Mauritius

CUSIP No. 131722100	SCHEDULE 13D/A	Page 9 of 12 Pages

Philippe Maurice Ducler Des Rauches	Businessman	Mauritius
Royal Road
Pointe aux Canonniers
Mauritius

Pursuant to Rule 13d-4 of the Exchange Act, the Joint Filers expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Information with respect to each Joint Filer is given solely by such Joint Filer, and no Joint Filer assumes responsibility for the accuracy or completeness of the information furnished by the other Joint Filer.

Item 3.                  Source and Amount of Funds or Other Consideration.

On August 3, 2006, the Company issued MTBV a warrant (“2006 Warrant”) to purchase 8,482,292 shares of Common Stock at an exercise price of $0.25 per share.  The Company had agreed to issue this warrant in order to induce MTBV to exercise options that MTBV in fact exercised on July 21, 2006.  Amendment No. 5 to the Initial Statement disclosed this exercise.

On March 21, 2007, the Company and MTBV extended repayment dates for convertible promissory notes of the Company held by MTBV and a credit facility under which MTBV stands as a creditor to the Company.  In return, the Company and MTBV split the 2006 Warrant into two warrants:  one for 3,392,917 shares of Common Stock at an exercise price of $0.03 per share, and a second for 5,089,375 shares of Common Stock at an exercise price of $0.10 per share (“Amended 2006 Warrants”).

On December 6, 2007, MTBV exercised the Amended 2006 Warrants and thus acquired 8,482,292 shares of the Common Stock in exchange for a cash payment of $610,725.01.

Item 4.                  Purpose of Transaction.

MTBV purchased its shares of common stock of the Company for investment purposes.  MTBV may make further purchases of shares of the Company’s common stock in the future.  Except as set forth in this Item 4, as of the date hereof, MTBV and the other Joint Filers do not have any plan or proposal that relates to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 131722100	SCHEDULE 13D/A	Page 10 of 12 Pages

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Joint Filers reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 5.                  Interest in Securities of the Issuer.

The Company filed a Form S-1 with the SEC on February 5, 2008 in which it reported there were 360,956,241 shares of the Common Stock outstanding as of February 1, 2008.  In addition, MTBV has rights to purchase 51,306,922 unissued shares of Common Stock within sixty days.  Thus, for the purpose of determining the percentage of MTBV’s beneficial ownership of the Common Stock, there are 412,263,163 potential outstanding shares of the Common Stock.

MTBV has shared voting and investment power with respect to 125,137,698 shares of the Common Stock or approximately 30.4% of the 412,263,163 potential outstanding shares of the Common Stock.

Marr Technologies NV, Marr Technologies Limited and Marr Group Holdings have shared voting and investment power with respect to the same 125,137,698 shares, through their corporate control of MTBV.

CUSIP No. 131722100	SCHEDULE 13D/A	Page 11 of 12 Pages

Marat R. Safin has sole voting and investment power over 330,000 shares of Common Stock which he holds personally, and shared voting and investment power with respect to 125,137,698 shares of the Common Stock through his control of MTBV, for a total of 125,467,698 shares, or approximately 30.4% of the 412,263,163 potential outstanding shares of the Common Stock.

MTBV owns 73,830,776 shares of the Common Stock, and has rights to acquire an additional 51,306,922 shares of Common Stock by conversion of debt instruments.  MTBV has the right to acquire 21,825,505 shares of the Common Stock subject to a Secured 8% Convertible Note issued on April 4, 2005 and eleven related Notes issued in payment of interest through January 3, 2008, all of which are immediately convertible at $0.16 per share.  MTBV also has the right to acquire 29,481,417 shares of the Common Stock subject to 7% Promissory Notes having an aggregate face value of $4,199,857.26 and related accrued interest, all of which are immediately convertible at $0.16 per share.

Except as disclosed above or already reported in the Initial Statement or the Amendments, none of the Joint Filers or their directors or executive officers has effected transactions in the class of securities reported herein in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

None.

Item 7.                  Material to be Filed As Exhibits.

Exhibit 1 – Schedule 13D Joint Filing Agreement, dated August 1, 2004, among MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin (incorporated by reference from Exhibit 1 to the Schedule 13D/A filed with the Commission on August 9, 2004).

CUSIP No. 131722100	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated:  March 19, 2008

MARR TECHNOLOGIES BV

By:	/s/ Christian Strik
	Name:	Christian Strik
	Title:	Director

MARR TECHNOLOGIES NV

By:	C.T.M. CORPORATION NV
Title:	Corporate Director

By:	/s/ Gouloud Hammoud
	Name:	Gouloud Hammoud
	Title:	Attorney-in-fact of C.T.M. Corporation NV

MARR TECHNOLOGIES LIMITED

By:	/s/ Janak K. Basnet
	Name:	Janak K. Basnet
	Title:	Director

MARR GROUP HOLDINGS LIMITED

By:	/s/ Janak K. Basnet
	Name:	Janak K. Basnet
	Title:	Director

MARAT R. SAFIN

/s/ Marat R. Safin